1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

February 28, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management

Re:                             Morgan Stanley Institutional Liquidity Funds (the “Registrant” or the “Fund”)

(File No. 333-104972; 811-21339)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of disclosure regarding, as applicable, the possible imposition of fees and gates and conversion to floating net asset values, filed with the Securities and Exchange Commission (the “Commission”) on December 30, 2016.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 28 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 28, 2017.

COMMENTS TO THE PROSPECTUS

Comment 1.                            Pursuant to Question 22 of the “2014 Money Market Fund Reform Frequently Asked Questions,” please delete disclosure relating to those Portfolios of the Fund that maintain a floating net asset value with respect to the Adviser seeking to maintain a Portfolio’s share price at $1.0000.

Response 1.                               The disclosure has been revised accordingly.

Comment 2.         Please supplementally confirm whether the Adviser will recoup fees waived in prior years.

Response 2.                               We hereby confirm that the Adviser does not currently have an agreement in place to recoup fees waived in prior years.

Comment 3.                            Please supplementally confirm that those Portfolios designated as “government money market funds” invest 99.5% or more of their assets in cash, government securities and/or repurchase agreements that are collateralized fully.

Response 3.                               We hereby confirm that those Portfolios designated as “government money market funds” invest 99.5% or more of their assets in cash, government securities and/or repurchase agreements that are collateralized fully.

Comment 4.         With respect to the Money Market Portfolio, please confirm that, pursuant to Item 9(b)(2) of Form N-1A, the Registrant discloses in general terms how the Fund’s Adviser decides which securities to buy and sell.

Response 4.                               We hereby confirm that the Fund’s Adviser, as disclosed in the section of the Money Market Portfolio’s Prospectuses entitled “Details of the Portfolios—Money Market Portfolio—Process,” chooses securities to buy and sell by (i) taking into consideration credit risk, interest rate risk and liquidity, (ii) reviewing securities on an ongoing basis to maintain or improve creditworthiness taking into consideration factors such as cash flow, asset quality, debt service coverage ratios and economic developments, (iii) monitoring exposure to guarantors and liquidity providers separately as well as various diversification requirements and (iv) managing assets in an attempt to reduce the risk of losing any principal investment as a result of credit or interest rate risks.

Comment 5.                            Please supplementally confirm that shareholders who purchase shares of the Prime Portfolio receive the net asset value next determined rather than the net asset value determined as of the Portfolio’s final pricing time (3:00 p.m.).

Response 5.                               We hereby confirm that, as disclosed in the section of the Prospectuses entitled “Shareholder Information—Pricing of Portfolio Shares,” shareholders who purchase shares of the Prime Portfolio receive the net asset value next determined rather than the net asset value determined at the Portfolio’s final pricing time (3:00 p.m.).

Comment 6.         Please revise the disclosure in the section of each Prospectus entitled “Detail of the Portfolio—Valuation of Shares” to include that investments may be valued pursuant to fair value pricing procedures.

Response 6.                               The disclosure has been revised accordingly.

COMMENTS TO THE SAI

Comment 7.         Please add disclosure indicating that the Fund will include instances of historical support to the Fund and/or instances of imposition of liquidity fees and/or redemption gates, should such instances occur.

Response 7.                               We respectfully acknowledge the comment; however, Item 16(g)(1)(i) and (ii) indicate that such disclosure should only be included as applicable upon the occurrence of these events.  Accordingly, the disclosure has not been included.

Comment 8.                            As applicable, please provide disclosure required by Item 18 of Form N-1A.

Response 8.                               We hereby confirm applicable disclosure has been provided with respect to Item 18 of Form N-1A.

*                                                                                         *                                                                                         *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss